UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIVE STAR QUALITY CARE, INC.

(Name of Subject Company)

FIVE STAR QUALITY CARE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

33832D106
(CUSIP Number of Class of Securities)

Richard A. Doyle
Chief Financial Officer and Treasurer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy to:

Howard Berkenblit

Nicole Rives

Sullivan & Worcester LLP

One Post Office Square

Boston, Massachusetts 02109

(617) 338-2800

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1, or this Amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Five Star Quality Care, Inc., or the Company, with the Securities and Exchange Commission, or the SEC, on October 6, 2016, or the Initial Schedule 14D-9, and, as the same may be further amended or supplemented from time to time, the Schedule 14D-9.  The Schedule 14D-9 relates to the tender offer, or the Offer, by ABP Acquisition LLC, or the Purchaser, to purchase shares of common stock, par value $.01 per share, or the Shares, of the Company, at a price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, or the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2016, as amended and supplemented on October 27, 2016, or, as the same may be further amended or supplemented from time to time, the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO filed by the Purchaser with the SEC on October 6, 2016, as amended and supplemented on October 27, 2016, or, as the same may be further amended or supplemented from time to time, the Schedule TO.

All information in the Initial Schedule 14D-9 is incorporated by reference into this Amendment and, except as otherwise set forth below, the information included in the Initial Schedule 14D-9 remains unchanged.  This Amendment is being filed to reflect the updates described below.

Item 1.   Subject Company Information.

Securities

As of October 27, 2016, there were 49,519,051 Shares outstanding.

Item 2.   Identity and Background of Filing Person.

Tender Offer

On October 27, 2016, the Purchaser amended the Offer to increase the number of Shares it is offering to purchase from 10,000,000 to 18,000,000.

Item 3.   Past Contracts, Transactions, Negotiations and Agreements.

The Offer

Lender Consent and Waiver

In connection with obtaining the Lender Consent (defined below), the Company entered into a letter agreement on October 21, 2016, or the Letter Agreement, with the Purchaser, ABP Trust, Barry M. Portnoy and Adam D. Portnoy, or, collectively, the Requesting Parties, pursuant to which the Requesting Parties confirmed their agreement to reimburse the Company for all of its out-of-pocket fees and expenses reasonably incurred in connection with the Lender Consent and acknowledged that the Lender Consent does not vary any terms or conditions of the Consent, Standstill, Registration Rights and Lock-Up Agreement, dated as of October 2, 2016, among the Company and the Requesting Parties, or the Consent Agreement, which Consent Agreement was filed as Exhibit (e)(2) to the Initial Schedule 14D-9.

Item 4.   The Solicitation or Recommendation.

Recommendation — No Opinion/Remaining Neutral Toward the Offer

The board of directors of the Company, or the Board, continues to express no opinion to the Company’s stockholders on, and is remaining neutral toward, the Offer.  The Board has not made a determination whether the Offer is fair to, or in the best interests of, the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares and, if so, how many

Shares to tender, or reject the Offer and not tender their Shares.  The Board encourages the Company’s stockholders to review the reasons for the Board’s decision to not express an opinion on, and why it is remaining neutral toward, the Offer, as set forth in the Initial Schedule 14D-9.

The Board has determined that a stockholder’s decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s personal circumstances.  The Board encourages each stockholder to make its own decision regarding the Offer based on all available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described in the Initial Schedule 14D-9 and any other factors that the stockholder deems relevant to its investment decision.  The Board also encourages each stockholder to consult with its financial, tax, accounting and legal advisors regarding the Offer.

Background and Reasons for the No Opinion/Remaining Neutral Toward the Offer

Background of the Offer

On October 17, 2016, the Requesting Parties requested the consent and waiver of the required lenders, or the Lender Consent, under the Company’s secured revolving credit facility of any default or event of default under the agreement governing such credit facility resulting from the acquisition by the Requesting Parties of more than 35% of the combined voting power of all of the Company’s voting interests.  The Lender Consent was obtained on October 21, 2016.

In connection with the Lender Consent, on October 21, 2016, the Company entered into the Letter Agreement with the Requesting Parties.  A copy of the Letter Agreement was filed by the Company with the SEC as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated October 17, 2016, or the October 17th Report.

On October 13, 2016, William F. Thomas and Robert D. Thomas, or, together, William and Robert Thomas, announced their intention to commence, through an affiliated entity, a tender offer to purchase up to 10,000,000 Shares at a price of $3.45 per Share in cash, or the Thomas Tender Offer.  By a letter to the Independent Directors of the Company dated October 17, 2016, William F. Thomas requested a waiver of certain restrictions in its bylaws and charter in connection with the proposed Thomas Tender Offer.  Copies of that letter and the Company’s response, dated October 27, 2016, to that letter were filed by the Company with the SEC as Exhibits 99.2 and 99.3 to the October 17th Report.

In his letter to the Company dated October 17, 2016, William F. Thomas advised the Company that he was making a similar request to Senior Housing Properties Trust, or SNH.  On October 27, 2016, SNH provided the Company with copies of the letter dated October 17, 2016 from William F. Thomas to SNH and SNH’s response, dated October 27, 2016, to that letter.  Copies of those letters were filed by the Company with the SEC as Exhibits 99.4 and 99.5 to the October 17th Report.

On October 27, 2016, the Purchaser amended the Offer to increase the number of Shares it is offering to purchase from 10,000,000 to 18,000,000, and filed with the SEC an amendment to the Schedule TO, including an amendment and supplement to the Offer to Purchase.

Item 8.   Additional Information.

Other Restrictions

Under the agreement governing the Company’s secured revolving credit facility, a change in control event of the Company, including the acquisition by any person or group of more than 35% of its voting stock, is a default, unless approved by the required lenders. Obtaining such approval, if required, is one of the conditions to the Offer.  As noted above, the Lender Consent was obtained on October 21, 2016.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS AMENDMENT MAY CONTAIN STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS.  ALSO, WHENEVER THE COMPANY USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, IT IS MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING SOME WHICH ARE BEYOND THE COMPANY’S CONTROL.  FOR EXAMPLE: ALTHOUGH THE PURCHASER HAS COMMENCED THE OFFER, THE TERMS OF THE OFFER MAY CHANGE FURTHER OR THE OFFER MAY NOT BE COMPLETED DUE TO THE FAILURE TO MEET THE CONDITIONS TO THE OFFER OR OTHERWISE.  FURTHER, ALTHOUGH WILLIAM AND ROBERT THOMAS HAVE ANNOUNCED THEIR INTENTION TO COMMENCE A SEPARATE TENDER OFFER FOR 10,000,000 SHARES AT $3.45 PER SHARE, THE COMPANY CANNOT BE SURE THAT SUCH SEPARATE TENDER OFFER WILL BE COMMENCED OR WHAT THE TIMING OR TERMS OF THE PROPOSED TENDER OFFER BY WILLIAM AND ROBERT THOMAS WOULD BE.

THE INFORMATION CONTAINED IN THE COMPANY’S FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION “RISK FACTORS” IN ITS PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM ITS FORWARD LOOKING STATEMENTS.  THE COMPANY’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON THE COMPANY’S FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, THE COMPANY DOES NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Item 9.   Exhibits.

Exhibit Number	Description
(e)(4)

Letter Agreement dated October 21, 2016 among Five Star Quality Care, Inc. and ABP Acquisition LLC, ABP Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated herein by reference to Exhibit 99.1 to the October 17th Report.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2016

FIVE STAR QUALITY CARE, INC.

By:	/s/ Richard A. Doyle
Richard A. Doyle
Chief Financial Officer and Treasurer